Exhibit 99.2

December 22, 2014

Members of the Board of Directors
Silicon Image, Inc.
1140 East Arques Ave.
Sunnyvale, CA 94085

Gentlemen:

As you know, Engaged Capital has been a significant shareholder of Silicon Image, Inc. (“SIMG” or the “Company”) for over a year. We have recently increased our position and now own approximately 5.2% of the Company’s outstanding shares.  We believe that SIMG has highly valuable assets and technologies which are currently underappreciated by the market and when valued on a sum-of-the-parts basis, are worth between 48%-116% more than the Company’s current share price.  Further, we believe the decisions and actions that are required to unlock this latent value are under the full control of the Board and management team and must be immediately taken.

Highly valuable HDMI business

We believe the Company has a highly valuable High-Definition Multimedia Interface (“HDMI”) franchise that is obscured by the complexity of SIMG’s business.  In particular, the IP licensing operation provides a highly stable and profitable foundation for the Company’s business and valuation.  Generating over $50 million in annual revenue with gross margins of approximately 99%, this business is a significant contributor to both earnings and cash flow.  We believe this revenue stream will remain stable over time as a significant portion of these revenues are derived from HDMI applications.  In addition to this licensing revenue, SIMG generates over $80 million in consumer electronics product revenue, the majority of which is derived from HDMI products.  This revenue stream has increased 38% YTD and has grown by over 30% in each of the last four quarters. Yet, the market does not appear to properly value the HDMI franchise which is lost in the Company’s complex business structure.

Bloated Cost Structure

We believe the Company’s profitability has been negatively impacted by a bloated cost structure more suitable for a much larger company.  SIMG’s operating expenses are nearly 50% of sales, which is approximately 2000bps higher than well run semiconductor peers, which operate with expenses closer to 30% of sales.  SIMG has the responsibility to materially increase profitability and create substantial shareholder value by reducing operating expenses and right-sizing the Company’s cost structure.

A material reduction in costs, beyond initiatives already announced by the Company, would greatly expand margins, earnings, and cash flow, even after taking into account the expected 10% revenue decline in 2015 driven by weakness in the Mobile High-Definition Link (“MHL”) business.  As illustrated in the chart below, despite generating substantial revenues, we believe SIMG’s MHL business is only marginally profitable, if profitable at all, due to the Company’s excessive operating expense structure.  As such, by properly managing its expenses, SIMG should experience only a minimal change in profitability even if the MHL business were to weaken further (see hypothetical “Downside Scenario” below). 1  While we believe this operating expense reduction opportunity was present prior to the recent MHL disappointment, the expected decline in 2015 revenues highlights the necessity to aggressively address the Company’s historical cost issues.

Hidden Value in 60 GHz Wireless Assets

Based on feedback from industry participants and competitors, we believe SIMG’s 60 GHz wireless assets have significant unrealized value.  The Company’s closest 60 GHz peer, Wilocity, was recently sold to a strategic acquirer for close to $400 million.  In addition, numerous leading technology companies including Qualcomm, Intel, Broadcom, and Samsung have announced plans to develop 60 GHz wireless capabilities over the past year, further validating the value of 60 GHz technology.  We applaud the recent decision by the Company to place SIMG’s 60 GHz assets into a separate, wholly owned subsidiary, and believe this move expands the options available for these assets and provides greater flexibility for a range of strategic outcomes.

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1  2014E and 2015E are EC estimates based on SIMG guidance. Downside case is EC estimate assuming a significant decline in MHL revenue and a corresponding reduction in operating expenses as % of sales.

Despite holding tremendous potential value, we believe the 60 GHz assets currently have a negative impact on SIMG’s valuation due to the significant earnings drag caused by R&D investments in this technology with little to no offsetting revenue.  We believe this investment represents a ($0.15) loss per share headwind and estimate the Company’s earnings per share would be over 65% higher excluding this investment.2  Strategic actions with these assets would not only deliver significant value, but would also materially improve the Company’s profitability.  It is critical that the Board thoughtfully yet urgently flesh out a strategic path for the 60 GHz assets and execute on it successfully and quickly to deliver the greatest potential value for shareholders.

Valuation

There is a severe disconnect between SIMG’s current market value and the value of the Company’s assets.  To illustrate how large we believe the discount is, we share a summary of our valuation below.  As you can see, we believe that even in a worst case scenario, SIMG’s stock is trading at almost a 50% discount to the sum of its parts.

Due to the severe undervaluation and significant cash balance, currently almost $150 million, the Board has the opportunity and responsibility to create additional shareholder value through proper capital allocation.  If the Board is truly confident in the Company’s plan towards unlocking significant value, we encourage the Company to aggressively repurchase stock at current prices which are well below the intrinsic value of SIMG’s assets.

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2 2015E EPS is EC estimate derived from SIMG guidance for 4Q14 and 2015 revenue and margin guidance. 2015E 60 GHz investment is EC estimate based on company public comments.
3 Base case assumes flat revenues from 2014. Low case assumes ~15% decline in revenue. Assumes operating expenses are ~40% of sales. Multiples based on EC estimates.
4 EC assumptions based on SIMG guidance (see Mobile table from above for details). Multiples based on EC estimates.
5 Base case assumes minimal revenue growth from 2014. Low case assumes return to 2012 revenue levels. Assumes operating expenses are ~43% of sales. Multiples based on EC estimates.
6 Assumes $100 million valuation in Low case and $250 million valuation in Base case.
7 $100M valuation based on recently announced $7 million investment by Qualcomm for 7% of business.

We appreciate the opportunity to share our views with the Board and management team over the past year.  We look forward to continuing our discussions on the opportunities available to unlock the significant value that exists in SIMG’s assets.  However, if the Company’s current Board and management team continue to be unable to unlock this value, we must exercise our rights as shareholders and consider the nomination of new directors for election at the upcoming annual meeting.

Sincerely,

Glenn W. Welling
Managing Member